UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

The Crypto Company

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22906C1027

(CUSIP Number)

June 28, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22906C1027	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jared Strasser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 155,968,572 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 155,968,572 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,968,572 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.87% (2)
12	TYPE OF REPORTING PERSON IN

(1)	155,968,572 shares of Common Stock beneficially owned by the Reporting Person consist of (i) 57,143 shares of Common Stock owned by Big Ideas Consulting, LLC, a Delaware limited liability company, which is wholly owned by the Reporting Person, and (ii) 155,911,429 shares of Common Stock directly owned by the Reporting Person.
(2)	The aggregate percentage of Common Stock reported as beneficially owned by the Reporting Person is based on the Issuer’s calculation that it had 1,981,881,172 shares of Common Stock outstanding on June 28, 2024.

CUSIP No. 22906C1027	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

The Crypto Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

23823 Malibu Road, # 50477, Malibu, California 90265

Item 2(a).	Name of Person Filing

Jared Strasser

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o The Crypto Company

23823 Malibu Road, # 50477, Malibu, California 90265

Item 2(c).	Citizenship

This Statement on Schedule 13G is filed by Jared Strasser, a citizen of the United States of America (“Reporting Person”).

c/o The Crypto Company

23823 Malibu Road, # 50477, Malibu, California 90265

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

22906C1027

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	☒	Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 22906C1027	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 155,968,572 shares of Common Stock.

(b)	Percent of Class: 7.87%

155,968,572 shares of Common Stock beneficially owned by the Reporting Person consist of (i) 57,143 shares of Common Stock owned by Big Ideas Consulting, LLC, a Delaware limited liability company, which is wholly owned by the Reporting Person, and (ii) 155,911,429 shares of Common Stock directly owned by the Reporting Person. The Reporting Person beneficially owns approximately 7.87% of the outstanding shares of Common Stock. This percentage is calculated based upon the Issuer’s calculation that it had 1,981,881,172 shares of Common Stock outstanding on June 28, 2024.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 155,968,572

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 155,968,572

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 22906C1027	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2024

/s/ Jared Strasser
Jared Strasser